Exhibit 99.3

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statements No. 333-173707 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 of our reports dated February 22, 2012 relating to the consolidated financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana’s internal control over financial reporting of Yamana Gold Inc.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

February 22, 2012